Mail Stop 4561

May 11, 2007

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

      RE: **InferX Corporation**
                  Registration Statement on Form SB-2/A
                  File No. 333-138646
                  Date Filed: April 26, 2007

Dear Mr. Gogia:

       We have reviewed your amended filing and have the following comments.
Additional comments relating to your disclosure pursuant to Item 402 of Regulation S-B
will be provided under separate cover.

Cautionary Note Regarding Forward-Looking Statements, page 7

1. Refer to comment 3 of our letter dated February 23, 2007. Revise to clearly state
that the Private Securities Litigation Reform Act of 1995 does not apply to
InferX.

Management's Discussion and Analysis or Plan of Operation

Year Ended, December 31, 2005 and 2004, page 17

2. In comment 15 of our letter dated February 23, 2007, we asked you to explain
why a change in capitalized costs (a balance sheet item) would impact the change
in direct costs (an income statement item). While we note that you did not
specifically address our comment because you updated MD&A to include fiscal
years ended December 31, 2006 compared to 2005, you continue to discuss the
change in capitalization of labor costs in connection with the change in your
direct expenses. Again, we do not understand why you believe that an increase in

capitalized labor would impact your total cost of revenues. Please explain or revise your disclosures accordingly.

3. As previously requested, change your reference to "indirect expenses" in Management's Discussion and Analysis to refer to "total operating expenses" to be consistent with your line item classification in the Company's Statements of Operations.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Computer Software Development Costs, page F-9

4. We note your response to comment 20 of our letter dated February 23, 2007. With regards to such information, please explain the following:

   - You indicate that technological feasibility occurred at various times for different aspects of your products beginning in 2000. Your response does not explain how the Company determined when technological feasibility has been reached for each of your products. As previously requested, tell us how you considered the guidance in paragraph 4 of SFAS 86 in determining technological feasibility had been reached for both your InferAgent and InferView product line.
   - You indicate that sales began in 2002, at which time you ceased capitalizing and began amortizing costs that had been capitalized. The schedule of capitalized costs provided with your response however, indicates that you continued to capitalize costs related to your InferAgent product line during fiscal 2003 and 2004. Please explain the discrepancies in your response.
   - You indicate that the Company capitalized additional costs related to other significant improvements after technological feasibility was established. Please explain the "significant improvements" made to each product and tell us how you determined that these improvements met the criteria for capitalized costs pursuant to SFAS 86. Also, tell us how you determined that technological feasibility had been established for each of these improvements.
   - You indicate that the Company expensed other costs related to software development totaling $105,000 and $32,000 for the years ended December 31, 2006 and 2005, respectively. Tell us which products these costs relate to. Also, tell us whether you expensed any software development costs prior to fiscal 2005 for the InferAgent and InferView product lines and if so, provide a breakdown of such costs by product and period incurred.
   - Your disclosures on page 10 indicate that your InferText and InferCluster products are still in development, yet you have successfully tested their functionality and anticipate commercial release in fiscal 2007. Please provide

a breakdown of the costs incurred by period for <u>each</u> of these product lines and tell us how you accounted for such costs (expensed vs. capitalized).

- Revise your disclosures in Note 2 to include the total research and development costs charged to expense for each period presented pursuant to paragraph 12 of SFAS 86 and paragraph 13 of SFAS 2.

<u>Revenue Recognition, page F-9</u>

5. We note your response to comment 21 of our letter dated February 23, 2007 and we have the following additional comments. Please explain the following:

- You indicate that revenue from firm-fixed-price contracts is recognized as work is performed. You further indicate that you cannot collect on the contract unless the milestones are achieved. It appears then that revenue is earned on your firm-fixed-price contracts as milestones are achieved. Please confirm and revise your disclosures accordingly.

- You further state that costs and estimated profits are recorded on the basis of direct and indirect costs incurred. Tell us what these direct and indirect costs incurred are compared to when recognizing estimated profits. Explain what you mean by "estimated profits" and tell us when you recognize such "profits." In this regard, we note that revenue is not collectible until the milestones are achieved and therefore, we do not understand why profits would be earned prior to such time.

- To the extent that any of your arrangements are accounted for under SAB 104, tell us why you believe it is appropriate to use costs as the basis for revenue recognition. In this regard, explain why you believe that costs incurred are consistent with the pattern in which services are provided to the customer. The Staff generally would expect service contract revenue recognition to be based on some type of output measure of performance. Please explain how you determined that the input measure (costs incurred) is the appropriate measure to use on your firm-fixed-price contracts.

- Tell us why you record an asset for unbilled receivables and an offsetting liability for the exact same amount to deferred revenues for labor hours incurred between milestones. Also tell us how you are accounting for costs incurred in these contracts (expensing as incurred or deferring until revenue is recognized). Tell us the specific accounting literature you relied upon in accounting for your unbilled receivables, deferred revenue and contract costs.

- You indicate that the Company does not recognize revenue from firm-fixed-price contracts using the percentage of completion method. Tell us the accounting method used and provide the specific accounting literature you relied up in recognizing revenue.

(Loss) Per Share of Common Stock, page F-14

6. Please remove the "effect of dilutive securities – warrants" from you calculation of diluted earnings per share as such securities were not included in your diluted earnings per share calculations since they would have been anti-dilutive for the periods presented.

Note 5. Note Payable

Promissory Notes, page F-21

7. We note that according to the terms of the $350,000 promissory note, the Company is required to pay a 1% penalty per month for every month that you fail to secure an effective registration for the 250,000 shares of common stock issued as a guarantee for the notes. According to Exhibit 10.1 filed with your September 30, 2006 Form 10-QSB, it appears that the Company had 150 days from the close of the reverse merger to secure an effective registration statement. Considering you have not met these deadlines, tell us the amount of penalties accrued to date and tell us how you considered including a discussion of these penalties in your Form SB-2/A.

Note 7. Stockholders' Equity (Deficit), page F-17

8. We note your response to comment 23 of our letter dated February 23, 2007 where you indicate that the Company continues to believe that the 305,000 shares of stock issued to founders had no value. We further note that one month after these shares were issued, the Company completed an equity financing of 50,000 shares at $1.50 per share. Explain why you believe that shares issued within one month of this transaction had no value. Provide a reconciliation of the significant intervening events within the Company and changes in assumptions and valuations that lead to an increase in the value of your stock from $0.01 per share to $1.50 per share within one month. Provide us with objective evidence that supports your determination of the fair value of the 305,000 shares of common stock issued to founders. The Staff views the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid") to be a source of useful guidance for valuation and disclosures related to privately-held-company equity securities issued as compensation. Tell us how you considered the Practice Aid in your valuation.

9. Your response to comment 24 of our letter dated February 23, 2007 indicates that the 57 shares issued to Mr. Mittlieder were originally valued at $1,581.57 but should have been valued at $3,947.47 per share and accordingly the Company adjusted your audited financial statements. Tell us where this adjustment is

reflected in your statement of operations. Also, tell us how this share issuance is reflected in your Consolidated Statement of Changes in Stockholders' Equity. In this regard, it appears your equity statement is the historical equity of Black Nickel, as reflected by the May 25, 2005 opening balance. Please note that in a reverse acquisition, the historical financial statements are those of the accounting acquirer and the historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger. Please confirm that the Company has correctly reflected the results of the reverse acquisitions (both between Black Nickel and InferX and InferX and Datamat) in your historical financial statements.

10. We note your response to comment 25 of our letter dated February 23, 2007 where you indicate that the 132 shares in connection with the promissory notes should have been valued at $529,423 and accordingly the financial statements have been adjusted. Tell us how you reflected this correction in your December 31, 2006 financial statements. In this regard, we note the Consolidated Statement of Changes in Stockholders' Equity shows the issuance of 250,000 shares to promissory note lenders valued at $66,250. Please explain these discrepancies and provide detailed calculations to support your accounting. Also, tell us where these debt issuance costs are included in your statement of operations and how you considered Question 2 of SAB Topic 2.A.6, which states that debt issuance costs should be recognized as interest costs.

11. Please provide the information as originally requested in comment 38 of our letter dated December 31, 2006. In this regard, provide a breakdown of all equity-related transactions for the one year period preceding the most recent balance sheet date through the date of your response. If this information was previously provided, we ask that you resubmit it and include (a) the number of shares issued, (b) the per share exercise price, conversion price or cash price and (c) the fair value of the underlying shares of common stock all on a post-merger basis. Also, ensure that this information reconciles to the disclosures in your financial statements and provide your support for the fair values of the underlying common stock and how you determined such values.

12. Please revise your disclosures to include the assumptions and method used to determine the fair value of the Company's Class A and Class B warrants as indicated in disclosures on pages F-64 and F-65 of Amendment 1 to your Form SB-2.

13. We note your response to comment 29 of our letter dated February 23, 2007 where you indicate that EITF FSP 00-19-2 did not affect the "current liability" status of your Class A and Class B warrants at December 31, 2006 as the FSP was not effective for the Company until January 1, 2007. Tell us, however, what

impact this guidance will have on your fiscal 2007 financial statements. Also, tell us why you did not include a discussion of this guidance in your Recently Issued Accounting Standards disclosures or revise to include such disclosures.

Part II – Information Not Required in Prospectus

Undertakings

14. We reissue comment 31 of our letter dated February 23, 2007. We do not understand why you do not intend to rely upon Rule 430C. Please advise or revise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Ernest M. Stern, Esq.
        by facsimile at 202- 828-5393